Exhibit 4.264

DTAG CANADA GUARANTEE

TO:           DTGC CAR RENTAL LIMITED PARTNERSHIP (together with its successors and assigns “Rental LP”)

WHEREAS Dollar Thrifty Automotive Group Canada Inc. (together with its successors and assigns, the “Guarantor”) and 2240919 Ontario Inc. have entered into a sixth amended and restated limited partnership agreement made as of the date hereof (the “Funding LP Partnership Agreement”) relating to TCL Funding Limited Partnership (together with its successors and assigns, “Funding LP”);

AND WHEREAS the Guarantor has, in its capacity as general partner of Funding LP, the Servicer to Rental LP, entered into and will be entering into vehicle lease agreements with franchisees (each a “Franchise Vehicle Lease Agreement”) on behalf of Rental LP as principal;

AND WHEREAS the Guarantor has agreed to guarantee all of the obligations of each Franchisee under the relevant Franchise Vehicle Lease Agreement in accordance with the terms hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment of $1.00 by Rental LP to the Guarantor and for other consideration (the receipt and sufficiency of which are acknowledged), the Guarantor agrees with Rental LP as follows:

1.	Definitions

(a)	In this Guarantee:

“Event of Default” shall have the meaning ascribed thereto in section 14;

“Guarantee” means this guarantee as amended, supplemented, modified, restated or replaced from time to time in accordance with the terms hereof;

“Guarantor’s Obligations” means all, and any part, of the guarantees, indemnities, covenants, obligations and other liabilities of the Guarantor to Rental LP under this Guarantee;

“Indemnifiable Tax” means any tax other than a tax that would not be imposed in respect of any payment under this Guarantee but for a present or former connection between the jurisdiction of the government or taxation authority imposing such tax and Rental LP or a person related to Rental LP (including, without limitation, a connection arising from Rental LP or related person being or having been organized, present or engaged in a trade or business in such jurisdiction, but excluding a connection arising solely from Rental LP or related person having executed or delivered documents in respect of, performed its obligations in respect of, or received payment of, or enforced, the Obligations); and

“Obligations” means the existing and future indebtedness, obligations and liabilities of any kind of each Franchisee under the relevant Franchise Vehicle Lease Agreement, whether direct or indirect, absolute or contingent, matured or not, including all costs, charges and expenses which Rental LP incurs in respect of any of such indebtedness, obligations and liabilities.

(b)
Unless otherwise defined in subsection 1(a), all capitalized terms used in this Guarantee shall have the same meanings ascribed thereto in, or incorporated by reference in, the Funding LP Partnership Agreement.

2.	Guarantee

Subject to the provisions hereof, the Guarantor unconditionally and irrevocably guarantees in favour of Rental LP the due and punctual payment and performance of all of the Obligations.  The Guarantor also agrees to pay all costs and expenses incurred by Rental LP in enforcing its rights under this Guarantee, including the reasonable fees and disbursements of counsel for Rental LP incurred in connection with such enforcement.

3.	Guarantee Absolute

Subject to the provisions hereof, the liability of the Guarantor hereunder shall be absolute and unconditional irrespective of:

(a)	any amendment, release, discharge or waiver of, or any consent to departure from or any extension of time, indulgence, compromise or dealing in respect of any Franchise Vehicle Lease Agreement;

(b)	any change in the control, name, objects, capital, constating documents or by-laws of a Franchisee;

(c)	the invalidity, unenforceability, irregularity, informality or illegality, in whole or in part, of any Franchise Vehicle Lease Agreement;

(d)	any defence, counterclaim or right of set-off available to a Franchisee;

(e)	any amalgamation, merger or reorganization of a Franchisee;

(f)	the bankruptcy, winding-up, liquidation or dissolution of a Franchisee; or

(g)
any other circumstance whatsoever, whether similar or not to the foregoing, which might in any manner or to any extent (A) vary the risk of the Guarantor, (B) constitute a legal or equitable release or discharge of the Guarantor, or (C) otherwise diminish the liability of the Guarantor hereunder.

Rental LP shall not be concerned to see or to inquire into the powers of the Guarantor to enter into any Franchise Vehicle Lease Agreement or to perform its obligations thereunder and the Obligations are hereby guaranteed notwithstanding that it shall have been in excess of the powers of the Guarantor to enter into any Franchise Vehicle Lease Agreement or to perform its obligations thereunder or that the Guarantor shall be the subject of any incapacity, disability or lack or limitation of status in respect thereof.  The Obligations are hereby guaranteed notwithstanding any incapacity, disability or lack or limitation of status or power of the Guarantor to enter into any Franchise Vehicle Lease Agreement or to perform its obligations thereunder.

4.	Dealings with the Guarantor and Others

Rental LP may, without giving notice to or obtaining the consent of the Guarantor:

(a)	grant extensions of time and other indulgences;

(b)	take and give up security interests;

(c)	accept compositions;

(d)	grant releases and discharges, whether full, partial, conditional or otherwise;

(e)	perfect, fail to perfect or fail to maintain the perfection of any security interests;

(f)	release any undertaking, property or assets charged by any security interests to third parties;

(g)	delay in taking any action or otherwise deal or fail to deal with the Guarantor or others;

(h)	hold any monies received from the Guarantor or others; or

(i)	apply such monies against such part of the Obligations and change any such application in whole or in part at any time and from time to time,

all as Rental LP may see fit, without prejudice to or in any way discharging or diminishing the Guarantor’s Obligations, and no loss of or in respect of any other guarantees, indemnities or security interests received by Rental LP from any other persons in respect of the Obligations, whether occasioned through the fault of Rental LP or otherwise, shall in any way discharge or diminish the Guarantor’s Obligations.

5.	Subrogation

The Guarantor shall have no right to be subrogated to the rights of Rental LP under any Franchise Vehicle Lease Agreement in respect of the Guarantor’s performance of its payment obligations under this Guarantee in respect of the Obligations until such time as all of the Obligations have been fully performed or satisfied.  In case of the liquidation, dissolution, winding-up, insolvency or bankruptcy of a Franchisee (whether voluntary or involuntary) or in the event that a Franchisee shall make an arrangement or composition with its creditors, Rental LP shall have the right to rank in priority to the Guarantor for Rental LP’s full claims in respect of the Guarantor’s Obligations not then satisfied, and if any amount shall be paid to the Guarantor in such circumstances when all of the Guarantor’s Obligations have not been paid or satisfied in full, such amounts shall be held in trust for the benefit of Rental LP and shall be forthwith paid to Rental LP on account of such unpaid Guarantor’s Obligations.  If the Guarantor shall perform or satisfy any or all of the Obligations and all of the Guarantor’s Obligations shall have been performed or satisfied in full, Rental LP will, at the Guarantor’s request and expense, forthwith execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of any of Rental LP’s rights under the Franchise Vehicle Lease Agreements in respect of the Obligations performed or satisfied by the Guarantor.  If any amount shall be paid to the Guarantor on account of any subrogation rights at any time when all of the Guarantor’s Obligations have not been paid or satisfied in full, such amounts shall be held in trust for the benefit of Rental LP and shall be forthwith paid to Rental LP on account of such unpaid Guarantor’s Obligations.

6.	Continuing Guarantee

(a)	This Guarantee is a continuing guarantee and shall apply to and secure the payment of any and all of the Obligations. This Guarantee may not be terminated or determined by the Guarantor at any time.

(b)
This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time Rental LP determines that payment of any of the Obligations must be rescinded, declared voidable, or must otherwise be returned by Rental LP for any reason including the insolvency, bankruptcy, dissolution or reorganization of any Franchisee or upon, or as a result of, the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to a Franchisee or any substantial part of its property, all as though such payment had not been made.  If at any time the payment of monies by a Franchisee under a Franchise Vehicle Lease Agreement is prevented by reason of the pendency against a Franchisee of a case or proceeding under a bankruptcy or insolvency law, the Guarantor shall forthwith pay or cause to be paid the full amount owing by a Franchisee and any other amounts guaranteed hereunder without further notice or demand.

7.	Performance by the Guarantor

In honouring this Guarantee, the Guarantor shall be entitled to perform or satisfy any Obligation on the same terms and conditions and subject to the same rights and limitations as would have been applicable to the carrying out of such obligations by a Franchisee under the relevant Franchise Vehicle Lease Agreement.

8.	Notice of Default

If a Franchisee defaults in the payment or performance of any of the Obligations and such default is continuing, Rental LP is entitled to require the Guarantor to honour this Guarantee by personally paying or performing such Obligations forthwith.  Rental LP shall not be bound or obliged to pursue any remedy or exhaust its recourse against a Franchisee or any other person or any securities in respect of such default before being entitled to require the Guarantor to honour this Guarantee in respect of such Obligation.

9.	Additional Guarantees

This Guarantee is in addition and without prejudice to any guarantees or securities of any kind (including guarantees whether or not in the same form as this Guarantee) now or hereafter held by Rental LP in respect of the Obligations.

10.	No Waiver; Remedies

Rental LP shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies under this Guarantee and no waiver shall be valid unless it is in writing and signed by Rental LP (and then only to the extent therein set forth), and upon the satisfaction of the Rating Agency Condition in respect of all Series of Notes.  A waiver by Rental LP of any right or remedy under this Guarantee on any one occasion shall not be construed as a bar to any right or remedy which Rental LP would otherwise have on any future occasion.  No failure to exercise nor any delay in exercising on the part of Rental LP any right, power or privilege under this Guarantee, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege under this Guarantee preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided under this Guarantee are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by Applicable Law.

11.	Release and Discharge

Once all of the Guarantor’s Obligations have been performed or satisfied, this Guarantee and the rights granted in it shall cease and be null and void, except as provided in subsection 6(b), and Rental LP shall, at the request and at the expense of the Guarantor, execute and deliver to the Guarantor the documents required to release and discharge this Guarantee.

12.	Representations and Warranties of the Guarantor

The Guarantor represents and warrants to Rental LP on the date of any issue of Notes or the date of any increase in the principal amount of Notes that:

(a)
Organization.  The Guarantor is a corporation validly existing under the laws of the Province of Ontario and has the corporate power to own or lease its property, to carry on its business as now being conducted by it and to enter into this Guarantee and to perform its obligations thereunder;

(b)
Authorization.  This Guarantee has been duly authorized, executed and delivered by the Guarantor and is a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor by Rental LP in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction; and

(c)
No Violation.  The execution and delivery of this Guarantee by the Guarantor and the consummation of the transactions herein provided for will not result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Guarantor under (i) any Contract to which the Guarantor is a party or by which it is or its properties are bound, (ii) any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Guarantor, (iii) any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Guarantor, (iv) any licence, permit, approval, consent or authorization held by the Guarantor necessary to the operation of the Guarantor’s business, or (v) any Applicable Law, which breach, violation, default, conflict or acceleration could reasonably be expected to have a material adverse effect on the ability of the Guarantor to carry out its obligations hereunder.

13.	Covenants of the Guarantor

The Guarantor covenants and agrees with Rental LP that:

(a)	Corporate Existence. The Guarantor shall maintain its corporate existence in good standing.

(b)
No Reconstruction, Reorganization. Etc. The Guarantor shall not enter into any transaction (whether by way of reconstruction, reorganization, arrangement, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or any material part of the undertaking, property and assets of the Guarantor would become the property of any Person other than the Guarantor or, in the case of any amalgamation involving the Guarantor, of the continuing company resulting therefrom, unless all of the following conditions are met:

(i)	such other Person or continuing company is a body corporate (herein called the “Successor Corporation”);

(ii)
the Successor Corporation executes, prior to or contemporaneously with the consummation of such transaction, such agreements supplemental hereto and any other instruments as are satisfactory to the Indenture Trustee, acting reasonably, and, in the opinion of counsel to the Indenture Trustee, necessary or advisable, to evidence the assumption by the Successor Corporation of all obligations and liabilities of the Person entering into such transaction;

(iii)
immediately after the consummation of such transaction, no condition or event shall exist which constitutes or which would, after the lapse of time or the giving of notice or both, constitute a default hereunder;

(iv)	such transaction is upon such terms as to preserve substantially and not to impair materially any of the rights or powers of Rental LP hereunder; and

(v)
each Rating Agency in respect of all outstanding Series of Notes has been provided not less than 10 Business Days prior written notice of the proposed transaction (or such shorter period as may be agreed upon by each Rating Agency).

(c)	No Defaults. The Guarantor shall promptly notify each Rating Agency and the Indenture Trustee of any defaults of which it is aware under this Guarantee.

14.	Events of Default

The occurrence or existence of any one or more of the following events or facts which is continuing (each an “Event of Default”), shall constitute an Event of Default under this Guarantee:

(a)	the failure of the Guarantor to pay any amount required to be paid by it under this Guarantee;

(b)
the failure by the Guarantor to perform or observe any other Guarantor Obligation, provided that if such failure is capable of being remedied, such failure shall not constitute an Event of Default unless it remains unremedied for five Business Days after notice from the Indenture Trustee;

(c)
the Guarantor failing to pay when due any obligation (the “underlying obligation”) for a sum certain in excess of Cdn. two million dollars and such failure continuing for three Business Days after (i) written notice to the Guarantor from the party to whom the underlying obligation is owed if there is no grace period applicable to the underlying obligation or (ii) the expiry of any grace period applicable to the underlying obligation;

(d)	the Guarantor making a general assignment for the benefit of creditors or being adjudicated a bankrupt or insolvent or seeking the protection of Insolvency Legislation; or

(e)
the inaccuracy when made of a representation or warranty of the Guarantor hereunder in any material respect, provided that if such inaccuracy is capable of being remedied, then it shall not constitute an Event of Default unless it remains unremedied for five Business Days after notice from the Indenture Trustee.

15.	Guarantor to Investigate Financial Condition of Franchisees

The Guarantor acknowledges that it has fully informed itself about the financial condition of each Franchisee.  The Guarantor assumes full responsibility for keeping fully informed of the financial condition of each Franchisee and all other circumstances affecting the Guarantor’s ability to pay or perform the Obligations, and agrees that Rental LP has no duty to report to the Guarantor any information which Rental LP has or receives about financial condition or any circumstances bearing on its ability to pay or perform the Obligations.

16.	Termination

This Guarantee and the Guarantor’s Obligations are irrevocable.  The Guarantor may not determine its liability in respect of any of the Obligations, including Obligations incurred in the future.

17.	Set-Off, Combination of Accounts and Cross-Claims

The payment obligations of the Guarantor hereunder will be paid by the Guarantor without regard to any right of set-off, combination of accounts or cross-claim.

18.	Tax Indemnity

All sums payable by the Guarantor to Rental LP under this Guarantee shall be made free and clear of, and without deduction for, any taxes or duties of whatsoever nature imposed, levied, collected, withheld or assessed by any authority having power to tax, unless the deduction of such taxes or duties is required by Applicable Law.  If the Guarantor is so required to deduct, then it shall promptly notify Rental LP of such requirement and pay to the relevant taxing authority the full amount required to be deducted (including the amount required to be deducted from any additional payment made pursuant to the immediately following clause) and, provided that such taxes or duties are Indemnifiable Taxes, pay such additional amount as will result in the receipt by Rental LP of such amounts as would have been received by it had no such taxes or duties been required to be deducted.  The Guarantor will indemnify and hold harmless Rental LP from and against any and all claims, damages and liabilities to which Rental LP may become subject due to the failure of the Guarantor to deduct such taxes or duties and remit same to any relevant taxing authority.  The obligations under this section 18 shall survive the termination of this Guarantee.

19.	Notices

Any notice, report, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made for all purposes if delivered personally or transmitted by fax to the party or to an officer of the party to whom the same is directed, addressed as follows:

if to the Guarantor, addressed to it at:

Dollar Thrifty Automotive Group Canada Inc.
6050 Indian Line
Mississauga, Ontario
LV4 1G5

Attention:             President, Chief Financial Officer and Treasurer
Fax No.:                 (918) 669-2970

with a copy to:

Dollar Thrifty Automotive Group, Inc.
5330 E. 31st Street
P.O. Box 35985
Tulsa, OK 74135-0985

Attention:             Senior Executive Vice President, Chief Financial Officer and
                               Treasurer
Fax No.:                 (918) 669-2970

if to Rental LP, addressed to it at:

DTGC Car Rental Limited Partnership
c/o Dollar Thrifty Automotive Group Canada Inc.

6050 Indian Line
Mississauga, Ontario
LV4 1G5

Attention:              President, Chief Financial Officer and Treasurer
Fax No.:                  (918) 669-2970

Any such notice that is given by personal delivery shall be deemed to have been received on the day of actual delivery thereof and any notice given by fax shall be deemed to have been received on the first Business Day after the transmittal thereof.  Rental LP may change its address or fax number by giving written notice of such change to the Guarantor or the Guarantor may change its address or fax number by giving such notice thereof to Rental LP.

20.	Governing Law; Submission to Jurisdiction; Waiver of Immunities

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Ontario and of Canada applicable therein and shall be treated in all respects as an Ontario contract.  The Guarantor hereby irrevocably submits to the non-exclusive jurisdiction of any court sitting in the Province of Ontario in any action or proceeding arising out of or relating to this Guarantee and the Guarantor irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court.  The Guarantor hereby irrevocably waives, to the extent permitted by Applicable Law, the forum non conveniens defence to the maintenance of any such action or proceeding.  The Guarantor agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.  Nothing in this section 20 shall affect the right of Rental LP to serve legal process in any other manner permitted by Applicable Law or affect its right to bring any action or proceeding against the Guarantor or its property and assets in the courts of any other jurisdiction.

21.	Further Assurances

The Guarantor shall at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, transfers, assignments and assurances as Rental LP may reasonably require in order to give effect to the provisions of this Guarantee.

22.	Amendment in Writing

This Guarantee may only be amended or supplemented by a written agreement signed by both the Guarantor and Rental LP and subject to satisfaction of the Rating Agency Condition in respect of all Series of Notes.

23.	Benefit and Binding Nature; Assignment

Neither Rental LP nor the Guarantor may assign any of its rights or obligations under this Guarantee without the prior written consent of the other.  This Guarantee shall bind the Guarantor, its successors and permitted assigns and enure to the benefit of and be enforceable by Rental LP and its respective successors and permitted assigns.

Rental LP has, with the consent of DTAG Canada, assigned its rights under this Guarantee as security to the Indenture Trustee on behalf of the Noteholders and upon the enforcement of such security either the Indenture Trustee or the Noteholders, as applicable, may exercise Rental LP’s rights under this Guarantee.

24.	Entire Agreement

This Guarantee constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral.  There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Guarantee except as specifically set forth herein.  The execution of this Guarantee has not been induced by, nor does the Guarantor rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgements expressly made in this Guarantee, or the agreements and other documents to be delivered pursuant hereto.

25.	Waiver of Notice of Acceptance

The Guarantor waives notice of acceptance of this instrument.

[Signature Page Follows]

IN WITNESS WHEREOF the Guarantor has executed this Guarantee this 9th day of March, 2012.

DOLLAR THRIFTY AUTOMOTIVE GROUP CANADA INC.
By:
Name:
Title:

By:
Name:
Title: